SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the proxy statement to be sent to the shareholders of Optibase Ltd. on or about December 5, 2008 and the related proxy card.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840; 333-12814; 333-13186; 333-91650; 333-122128; 333-137644; 333-139688; 333-148774) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: November 24, 2008

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OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

Dear Shareholder,

        You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 4 p.m., Israel time, on Wednesday, December 31, 2008, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” proposals 1 through 4, as specified on the enclosed form of proxy.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

        Thank you for your continued cooperation.

Very truly yours, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
November 24, 2008

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 4 p.m. Israel time, on Wednesday, December 31, 2008, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purposes:

    1.        To re-elect to the Company’s board of directors (the “Board of Directors”) three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2008 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of its existing insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries and the Company’s future purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries for the next year until March 31, 2010; and

    4.        To approve certain amendments to the Company’s Articles of Association. A copy of the proposed revisions, marked to show changes, is attached hereto as Annex A.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2007. These documents can be found on the Company’s website at: www.optibase.com.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        Only shareholders of record at the close of business on December 4, 2008 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

        Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
November 24, 2008

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 4 p.m., Israel time, on Wednesday, December 31, 2008, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

        At the Meeting, the shareholders will be asked to consider and vote on the following matters:

    1.        To re-elect to the Board of Directors three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2008 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of its existing insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries and the Company’s future purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries for the next year until March 31, 2010; and

    4.        To approve certain amendments to the Company’s Articles of Association. A copy of the proposed revisions, marked to show changes, is attached hereto as Annex A.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2007. These documents can be found on the Company’s website at: www.optibase.com.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        The approval of each of Proposals No. 1 through 4 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy, except that for caution purposes, the approval of the amendment to Article 39 of the Company’s Articles of Association in Proposal No. 4 requires the affirmative vote of at least 75% of the votes of shareholders participating at the Meeting in person or by proxy.

        Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Israeli Companies Law of 1999 (the “Companies Law”).

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
EXPRESSING POSITIONS

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

        Note for Shareholders in “Street Name”

        Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

        Position Statements

        Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Financial Officer no later than December 14, 2008. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

        Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about December 5, 2008 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 16,522,058 Shares outstanding as of November 20, 2008 (such number excludes (i) 366,473 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 25,750 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of November 20, 2008 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

Proposal No. 1

RE-ELECTION OF DIRECTORS

        At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, constitute as of the date of this Proxy Statement, the entire Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

        The nominees have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

        The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

        The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of November 20, 2008:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)

Tom Wyler(i)	2001	Chief Executive Officer and Executive Chairman of the Board of Directors of the Company	40.34	%(2)
Dana Tamir-Tavor(ii)	2000	Chief Operations Officer at Comverse MMS	0.23	%(3)
Alex Hilman	2002	Partner in an Israeli accounting firm	0.23	%(4)

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)

Orli Garti Seroussi (i)(ii)(iii)	2008	General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa	0
Itzik Wulkan (ii)(iii)	2007	Independent Entrepreneur	0

(1)	The beneficial ownership is calculated based on 16,522,058 Shares outstanding as of November 20, 2008. Such number excludes (i) 366,473 Shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 25,750 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of November 20, 2008 or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of November 20, 2008 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person. Based on information provided to us by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.
(2)	Including 300,000 options that are currently exercisable or exercisable within 60 days as of November 20, 2008.
(3)	Consisting of 37,000 options that are currently exercisable or exercisable within 60 days as of November 20, 2008.
(4)	Including 28,250 options that are currently exercisable or exercisable within 60 days as of November 20, 2008.

(i) Member of the investment committee.
(ii) Member of the compensation committee.
(iii) Member of the audit committee.

        Tom Wyler. Tom Wyler serves as a President, Chief Executive Officer and Executive Chairman of the Company’s Board of Directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Dana Tamir-Tavor. Dana Tamir-Tavor joined the Company’s Board of Directors in September 2000. Presently Ms. Tamir-Tavor is serving as the Chief of Staff of the VAS Group in Comverse after having served as the co-manager of the Indian offshore operation for Comverse. From January 1997 to May 2000, Ms. Tamir-Tavor served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury Interactive. Prior to that Ms. Tamir-Tavor managed and executed large-scale Command Control & Communication real-time systems for the Israeli Defense Forces and European armies.

        Alex Hilman. Alex Hilman joined the Company’s Board of Directors in February 2002. Mr. Hilman is an accountant, partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies in Israel and abroad. Mr. Hilman was the President of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC (International Federation of Accountants, and is a member of the Small & Medium Practitioners Committee in IFAC. Mr. Hilman lectured on taxation in Tel-Aviv University (1992–2006) and in other institutes, and has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accounting and Economics from Tel Aviv University.

Alternate Directors

        Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

        The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

        The Company’s current external directors Ms. Orli Garti-Seroussi and Mr. Itzik Wulkan will continue to serve as external directors for the remainder of their term.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Wyler and Hilman and Ms. Tamir-Tavor as directors of the Company, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND THEIR REMUNERATION

        Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2008 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

        Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ending on December 31, 2008, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE COMPANY'S PURCHASE OF ITS EXISTING INSURANCE POLICY
CONCERNING INSURANCE OF DIRECTORS' AND OFFICERS' LIABILITY, INCLUDING
AS DIRECTORS AND OFFICERS OF THE COMPANY'S SUBSIDIARIES AND THE
COMPANY'S FUTURE PURCHASE OF AN INSURANCE POLICY CONCERNING
INSURANCE OF DIRECTORS' AND OFFICERS' LIABILITY, INCLUDING AS DIRECTORS
AND OFFICERS OF THE COMPANY'S SUBSIDIARIES FOR THE NEXT YEAR UNTIL
MARCH 31, 2010

        Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the purchase by the Company of its existing insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, for the period of April 1, 2008 until March 31, 2009. Such policy covers a total liability of US $10 million. The premium paid by the Company with respect to such insurance policy is approximately US $57,500.

        It is further proposed, following the approval by the Audit Committee and Board of Directors, to approve a future purchase by the Company of an insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, in substantially the same terms and conditions as the existing policy, for the period of April 1, 2009 until March 31, 2010. The maximum coverage amount under such policy and the maximum premium to be paid by the Company for such policy shall not exceed US $10 million and US $75,000, respectively.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s purchase of its existing insurance policy with respect to directors’and officers’ liability, including as directors or officers of the Company’s subsidiaries, and the Company’s future purchase of an insurance policy with respect to directors’ and officers’ liability, including as directors of officers of the Company’s subsidiary for the next year until March 31, 2010, which terms have been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

        The Company proposes to make certain amendments to its articles of associations, as follows:

        Article 15.4 – Notice of a General Meeting

        The Company proposes to amend Article 15.4 (Notice of a general meeting) to remove the requirement to send separate notice of a general meeting to registered shareholders of the Company. This amendment is in accordance with the Companies Law and its regulations, and it is intended to simplify the process of convening the General Meeting of Shareholders. The Company also proposes to amend Article 15.4 to provide that notices of general meetings be sent in accordance with Article 40 (Notices) of the Articles of Association (see below).

        Article 39 – The Sale of the Company’s Assets in Consideration for Securities

        Article 39 provides that in connection with a sale of the Company’s property, the Board of Directors, or the liquidators (in the case of winding up), may, subject to a resolution of the Company’s shareholders by a special majority (i.e., a majority of more than three quarters of the votes of the shareholders entitled to vote and voting themselves by proxy or through a voting instrument) (a “Special Majority”) accept payment in securities of another company incorporated or about to be incorporated for the purpose of purchasing the Company’s property, or part thereof, and the Board of Directors or the liquidators (in the case of winding up) may distribute such securities or any other property of the Company amongst the shareholders, without realizing them or depositing them with trustees for the shareholders.

        Article 39 further provides that the Company’s general meeting may resolve, in a resolution passed by a Special Majority, on a valuation of the securities or property mentioned above at such price and in such manner as the general meeting resolves, and all the shareholders shall be liable to accept any valuation or distribution permitted as aforesaid and waive their rights in such regard, save, where the Company is about to be wound up or is in winding up proceedings, for those legal rights (if any) which pursuant to the provisions of the law may not be altered or qualified.

        The Company proposes to amend the majority required at a Company general meeting convened under Article 39 to an “ordinary majority”, i.e., a majority of more than half of the votes of the shareholders entitled to vote and voting themselves, by proxy or through a voting instrument, instead of the Special Majority requirement referred to above. The Company believes that this proposed amendment to Article 39 would facilitate a transaction already approved by the Company’s Board of Directors and by shareholders holding a majority of the Company’s shares who would participate at a meeting.

        The Company notes that until recently it has been in negotiations with Scopus Video Networks Ltd. (“Scopus”) for the sale of the Company’s digital video and streaming business to Scopus in consideration for the issuance by Scopus of ordinary shares to the Company.  The Company received a letter from Scopus on November 6, 2008 informing the Company that Scopus terminates the negotiations between the parties. Had such transaction with Scopus been brought for formal approval by the Company’s organs, such transaction would have required, inter alia, the approval by the Company’s shareholders by a Special Majority under the existing language of Article 39.

        Article 40 – Notices

        The Company also proposes to amend Article 40 (Notices) to provide that (i) notices may be provided by the Company in person, in mail, transmission by fax or in electronic form, (ii) a notice to a shareholder may alternatively be served, as general notice to all shareholders, in accordance with the rules and regulations of any applicable securities authority with jurisdiction over the Company or in accordance with the rules of any stock market upon which the Company’s shares are traded, and (iii) should the Company be required to prove delivery, it shall be sufficient to provide that the document sent contained the correct mailing address, e-mail address or fax details. These changes are intended, among other things, to enable the Company to furnish documents in connection with a proxy solicitation to shareholders by making them available on an Internet Web site and providing shareholders with notice of availability of the proxy documents, in accordance with rules recently adopted by the U.S. Securities and Exchange Commission.

        A copy of the proposed revisions, marked to show changes, is attached hereto as Annex A. It is noted that the approval of this Proposal No. 4 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy, except that for caution purposes, the approval of the amendment to Article 39 of the Company’s Articles of Association referred to above, requires the affirmative vote of at least 75% of the votes of shareholders participating at the Meeting in person or by proxy.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amendments to the Company’s Articles of Association (Sections 15.4, 39 and 40) in the form attached hereto as Annex A, and as presented to the shareholders, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2007. These documents can be found on the Company’s website at: www.optibase.com.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

November 24, 2008

ANNEX A

15.4	Notice of general meeting

15.4.1	Unless a shorter period is permitted by law, notice of a general meeting shall be given in the manner hereinafter mentioned, to all  ~~sent to each registered~~ shareholders ~~and~~ entitled to attend and vote at such meeting. ~~notice as aforesaid,at least 21 days prior to the meeting.~~ No separate notice shall be given to registered shareholders of the Company. Notices shall be given in accordance with Article 40.

39	The Sale of the Company’s Assets in Consideration for Securities

39.1	At the time of selling the Company’s property, the board of directors, or the liquidators (in the case of winding up) may, if so permitted in a resolution passed by the Company’s general meeting by an ~~special~~ ordinary majority, accept fully or partially paid shares, debentures or securities of another company, Israeli or foreign, incorporated or about to be incorporated for the purpose of purchasing the Company’s property, or part thereof, and the directors (if the Company’s profits so permit) or the liquidators (in the case of winding up) may distribute the shares or securities mentioned above or any other property of the Company amongst the shareholders, without realising them or depositing them with trustees for the shareholders.

39.2	The general meeting may, in a resolution passed by the Company’s general meeting by an an ~~special~~ ordinary majority , resolved on a valuation of the securities or property mentioned above at such price and in such manner as the general meeting resolved, and all the shareholders shall be liable to accept any valuation or distribution permitted as aforesaid and waive their rights in such regard, save, where the Company is about to be wound up or is in winding up proceedings, for those legal rights (if any) which pursuant to the provisions of the law may not be altered or qualified.

40	Notices

40.1	~~Subject to the provisions of paragraphs 15.4 and 17.1 above, notice may be sent by the Company to all the shareholders appearing in the Company’s register of shareholders personally or by registered mail to such shareholder’s address as entered in the register of shareholders or at the address giving by the shareholder to the Company in writing for the purpose of sending notices~~ Notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or any applicable law shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or in electronic form (including through the Internet). Notwithstanding anything to the contrary contained herein and subject to the requirements of any applicable law, a notice to a shareholder may alternatively be served, as a general notice to all shareholders, in accordance with the rules and regulations of any applicable securities authority with jurisdiction over the Company or in accordance with the rules of any stock market upon which the Company’s shares are traded.

40.3	~~Subject to provisions of paragraphs 15.4 and 17.1 above, every shareholder entered in the register of shareholders according to address, whether in Israel or abroad, shall be entitled to have sent to him, at such address, any notice which he is entitled to receive in accordance with the articles or the provisions of the law. Save for the aforegoing, no person who is not entered in the register of shareholders shall be entitled to receive any notice from the Company.~~ [Reserved]

40.5	Any notice or other document sent by the Company by mail in accordance with an address in Israel shall be deemed to have been delivered within 48 hours of the letter containing the notice or document being mailed, ~~or~~ within 96 hours where the address is abroad, or on the first day after transmission if transmitted by fax or in electronic form, and when coming to prove the delivery it shall be sufficient to prove the letter containing the notice or document ~~was properly~~contains the correct mailing, e-mail, or fax details as registered in the register or any other address which the shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.~~addressed and mailed~~

A - 2

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 31, 2008

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the “Company”), standing in the name of the undersigned at the close of business on December 4, 2008, at the Annual General Meeting of Shareholders of the Company to be held at the Company’s offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Wednesday, December 31, 2008, at 4 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

        The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

        The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” Proposals No. 1 through 4, and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒	Please mark your votes as in this example.

Proposal 1: Re-election to the Company’s board of directors of three (3) directors currently in office.

Re-election of Shlomo (Tom) Wyler to the Company’s board of directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Re-election of Alex Hilman to the Company’s board of directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Re-election of Dana Tamir-Tavor to the Company’s board of directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 2: Approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2008 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 3: Approval of the Company’s purchase of its existing insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries and the Company’s future purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries for the next year until March 31, 2010.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 4: Approval of amendments to the Company’s Article of Association.

Amendments to Article 15.4 (Notice of a General Meeting) and Article 40 (Notices)

FOR	AGAINST	ABSTAIN

☐	☐	☐

Amendment to Article 39 (The Sale of the Company's Assets in Consideration for Securities)

FOR	AGAINST	ABSTAIN

☐	☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2008

________________________________________
(Signature of Stockholder)

________________________________________
(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.